               [LETTERHEAD OF RYDER SCOTT COMPANY APPEARS HERE]

                                    January 14, 1999

                                                                    EXHIBIT 99.1


Vastar Resources, Inc.
15375 Memorial Drive
Houston, Texas  77079

Gentlemen:

          At your request, we have reviewed Vastar Resources, Inc.'s (Vastar) estimates of remaining recoverable proved reserves as of December 31, 1998 attributable to the interests owned by Vastar in certain properties. The properties reviewed by Ryder Scott Company Petroleum Engineers (Ryder Scott) consist of 25 fields. The estimated net reserves as of December 31, 1998 attributable to Vastar's interests in the properties as estimated by Vastar and reviewed by us, are summarized below and shown by field in Table 1 which is attached.

                            VASTAR RESOURCES, INC.
                    Estimated Net Remaining Proved Reserves
                Attributable to Leasehold and Royalty Interests
                    For Properties Reviewed by Ryder Scott
                            As of December 31, 1998
         --------------------------------------------------------

                Oil/Condensate - Barrels             54,618,641
                Plant Products - Barrels             13,944,060
                Gas - MMCF                            1,749,773

          Oil, condensate, and natural gas liquids volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

          The proved reserves, which are attributable to the properties reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Staff Accounting Bulletins, and are based on the following definitions and criteria:

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions using the cost and price parameters discussed in other sections of this report. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on
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Vastar Resources, Inc.
January 14, 1999
Page 2


  fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including
  (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

REVIEW PROCEDURE AND OPINION
----------------------------

          In performing our review, we have relied upon data furnished by Vastar with respect to property interests owned, production and well tests from examined wells, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter in question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

          In our opinion Vastar's estimates of future reserves for the properties reviewed by us were prepared in accordance with generally accepted procedures for the estimation of future reserves, and we found no bias in the utilization and analysis of data. In general, we were in reasonable agreement on an overall 25 field total net equivalent gas basis (6 MCF per barrel) with the estimates prepared by Vastar.

          Vastar furnished us with its estimates of gross and net remaining reserves as of December 31, 1998 and we reviewed these data. There were some slight variances in the reserves reviewed by Ryder Scott and the Vastar final reserves report; however, these differences are insignificant in our opinion. Vastar assured Ryder Scott that the correct net interests had been utilized to convert the gross reserves to net reserves. As a consequence, it is our opinion that the data presented herein for the properties we reviewed fairly reflect Vastar's estimated net reserves.

          Certain technical personnel of Vastar are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. We consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.
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Vastar Resources, Inc.
January 14, 1999
Page 3


ESTIMATES OF RESERVES
---------------------

          In general, the reserves for the properties we reviewed are estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.

          The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

          The reserves presented herein, as estimated by Vastar and reviewed by us, are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.

GENERAL
-------

          Our opinion on estimated proved reserves is based on a review of data in Vastar's files; however, we have not made any field examination of the properties. In general, the reserve estimates for the properties we reviewed are based on data available through the third quarter of 1998. Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.

          At Vastar's request, our review was limited to an examination of reserve quantities; therefore, we accepted without independent verification Vastar's representation that they applied economic parameters consistent with the guidelines of the Securities and Exchange Commission in their estimates of future income from the reserves presented in this report. We were not requested to review Vastar's estimates of future yearly production rates; however, a number of Vastar's estimates were based on an extrapolation of historical production trends and, in these cases, future yearly production rates were reviewed as a part of our reserve review.

          Neither we nor any of our employees has any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

          This report was prepared for the exclusive use of Vastar. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                    Very truly yours,

                                    RYDER SCOTT COMPANY
                                    PETROLEUM ENGINEERS

                                    /s/ John R. Warner
                                    -------------------------------
                                    John R. Warner, P.E.
                                    Senior Vice President
JRW/sw
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                                                                        TABLE  1



                            VASTAR RESOURCES, INC.

                      PROPERTIES REVIEWED BY RYDER SCOTT
                            AS OF DECEMBER 31, 1998





                                                                      NET RESERVES
                                 ------------------------------------------------------------------------------------
                                      OIL/CONDENSATE            GAS            PLANT PRODUCTS       GAS EQUIVALENT
              FIELD                       BARRELS               MMCF              BARRELS                MMCFE
---------------------------------------------------------------------------------------------------------------------
BASIN FRUITLAND COAL                                  0            116,232                    0               116,232
CARTHAGE                                      1,209,071             79,226            3,677,286               108,544
EUGENE ISLAND 175                            11,647,290             17,363              240,720                88,691
GOLDEN TREND                                    743,176             46,887                    0                51,346
GRAND ISLE COMPLEX                            8,795,462             56,473              566,556               112,645
HIGH ISLAND 24-L                                420,098             32,868                    0                35,388
HUGOTON GAS AREA                                  1,781             96,566            2,310,333               110,438
IGNACIO BLANCO                                    3,309             40,751                    0                40,771
IGN BLANCO-FRUITLAND                                  0            539,448                    0               539,448
JOAQUIN/LOGANSPORT                              115,747             48,605                    0                49,299
MOBILE BAY 904                                        0             27,825                    0                27,825
PANOLA, SOUTH                                         0             55,228                    0                55,228
PANOMA COUNCIL GROVE                                  0             32,175              826,240                37,133
PUTNAM                                          318,991             38,372               33,663                40,488
RED OAK-NORRIS                                        0             48,775                    0                48,775
SAN JUAN COMPLEX                                163,706             54,062                    0                55,044
SOUTH MARSH ISLAND 36                         1,613,447             21,279              286,975                32,682
SOUTH PASS 61                                19,556,686             56,992            3,027,181               192,495
SPIDER                                           42,676             26,110                    0                26,366
STAGECOACH DRAW                                 542,476             22,191            1,064,039                31,830
THOMPSONVILLE, NE                                 6,330             49,291                    0                49,329
WEST CAMERON 66                               3,728,419             71,866            1,358,869               102,390
WEST DELTA 106                                3,748,012             22,439              246,126                46,404
WEST DELTA 41                                 1,961,964             18,102              306,072                31,710
WILBURTON                                             0            130,647                    0               130,647
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TOTAL                                        54,618,641          1,749,773           13,944,060             2,161,148
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